CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MARCH 31, 2009, 2008 and 2007

(Expressed in Canadian Dollars, unless otherwise stated)

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Amarc Resources Ltd.

We have audited the balance sheets of Amarc Resources Ltd. as at March 31, 2009 and 2008 and the statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended March 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2009 in accordance with Canadian generally accepted accounting principles.

“De Vissser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 23, 2009

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	March 31
	2009	2008
ASSETS

Current assets
Cash and cash equivalents	$2,971,352	$7,713,995
Amounts receivable and prepaid expenses	266,454	249,252
Balance due from related parties (note 8)	134,815	–
	3,372,621	7,963,247

Equipment (note 5)	54,091	20,369
Mineral property interests (note 6)	4	4

	$3,426,716	$7,983,620

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$33,339	$44,377
Balance due to a related party (note 8)	–	180,767
	33,339	225,144

Shareholders' equity
Share capital (note 7)	31,247,065	30,747,065
Contributed surplus (note 7(e))	1,713,992	1,469,931
Deficit	(29,567,680)	(24,458,520)
	3,393,377	7,758,476
Nature and continuance of operations (note 1)
Commitments (note 7(b))
Subsequent events (note 6(a)(i))

	$3,426,716	$7,983,620

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Years ended March 31
	2009	2008	2007

Expenses
Amortization	$21,704	$5,092	$6,366
Exploration (schedule)	4,619,185	3,066,939	1,033,060
Legal, accounting, and audit	37,120	55,162	33,465
Management and consulting	58,464	48,795	54,714
Office and administration	178,078	183,842	150,163
Salaries and benefits	208,906	257,060	229,024
Shareholder communication	122,932	72,860	51,857
Stock-based compensation (note 7(c))	244,061	–	–
Travel and conference	53,960	96,425	70,798
Trust and filing	25,915	26,903	18,719
	5,570,325	3,813,078	1,648,166

Other items
Foreign exchange (gain) loss	(218,818)	138,026	(38,098)
Gain on sale of marketable securities	–	(68,992)	–
(Gain) loss on disposal of fixed assets	(14,007)	–	1,678
Interest and other income	(309,149)	(315,812)	(333,737)
Tax related to flow-through financing	80,809	–	–
Write down of mineral property interest (note 6)	–	–	98,429
	(461,165)	(246,778)	(271,728)

Loss and comprehensive loss for the year	$(5,109,160)	$(3,566,300)	$(1,376,438)

Basic and diluted loss per share	$(0.07)	$(0.06)	$(0.03)

Weighted average number
of common shares outstanding	68,465,500	63,343,763	54,557,473

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Year ended		Year ended		Year ended
	March 31, 2009		March 31, 2008		March 31, 2007

Share capital	Number of shares		Number of shares		Number of shares
Balance at beginning of the year	67,739,473	$30,747,065	62,949,473	$27,287,248	52,459,473	$23,997,068
Exercise of share purchase warrants at $0.55 per share	–	–	4,790,000	2,634,500	–	–
Fair value of warrants allocated to shares issued on exercise	–	–	–	825,317	–	–
Fair value of warrants issued	–	–	–	–	–	(1,807,427)
Private placement at $0.10 per share, net of issue costs (note 7(b))	5,000,000	500,000	–	–	–	–
Private placement at $0.50 per share, net of issue costs	–	–	–	–	10,490,000	5,097,607
Balance at end of the year	72,739,473	$31,247,065	67,739,473	$30,747,065	62,949,473	$27,287,248

Contributed surplus
Balance at beginning of the year		$1,469,931		$2,295,248		$487,821
Fair value of warrants allocated to shares issued on exercise		–		(825,317)		–
Fair value of warrants issued		–		–		1,807,427
Stock-based compensation		244,061		–		–
Balance at end of the year		$1,713,992		$1,469,931		$2,295,248

Deficit
Balance at beginning of the year		$(24,458,520)		$(20,892,220)		$(19,515,782)
Loss for the year		(5,109,160)		(3,566,300)		(1,376,438)
Balance at end of the year		$(29,567,680)		$(24,458,520)		$(20,892,220)

TOTAL SHAREHOLDERS' EQUITY		$3,393,377		$7,758,476		$8,690,276

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended March 31
Cash provided by (used in)	2009	2008	2007

Operating activities
Loss for the year	$(5,109,160)	$(3,566,300)	$(1,376,438)
Items not involving cash:
Amortization	21,704	5,092	6,366
Gain on sale of marketable securities	–	(68,992)	–
(Gain) loss on disposal of equipment	(14,007)	–	1,678
Non-cash interest income	–	(53,629)	–
Stock-based compensation (note 7(c))	244,061	–	–
Write down of mineral property interest	–	–	98,429
Changes in non-cash working capital items:
Amounts receivable and prepaids	(17,204)	(136,812)	(11,524)
Balances receivable from and payable to related parties	(282,902)	202,079	19,117
Accounts payable and accrued liabilities	(11,038)	(33,636)	39,581
Cash used for operating activities	(5,168,546)	(3,652,198)	(1,222,791)

Investing activities
Proceeds from sale of equipment	–	–	3,445
Proceeds from sale of marketable securities	–	315,499	–
Purchase of equipment	(74,097)	–	–
Loan to a related party	–	5,500,000	(5,500,000)
Net cash provided by (used for) investing activities	(74,097)	5,815,499	(5,496,555)

Financing activities
Issuance of share capital, net of costs ( note 7(d))	500,000	2,634,500	5,097,607
Net cash provided by financing activities	500,000	2,634,500	5,097,607

Increase (decrease) in cash and cash equivalents	(4,742,643)	4,797,801	(1,621,739)
Cash and cash equivalents, beginning of year	7,713,995	2,916,194	4,537,933

Cash and cash equivalents, end of year	$2,971,352	$7,713,995	$2,916,194

Components of cash and cash equivalents are as follows:
Cash	$338,242	$511,900	$1,016,630
Treasury Bills	2,527,211	6,255,967	–
Bankers Acceptances	105,899	–	828,512
Commercial Paper	–	946,128	1,071,052
Cash and cash equivalents, end of year	$2,971,352	$7,713,995	$2,916,194

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$–	$–	$–
Taxes paid	$–	$–	$–
Interest received	$309,149	$262,942	$141,410

Non cash financing and investing activities:
Common shares received from Rockwell Diamonds Inc. (note 8(b))	$–	$246,507	$–
Fair value of share warrants issued on private placement charged
to share capital	$–	$–	$1,807,427
Fair value of share warrants transferred to share capital on warrants
exercised from contributed surplus	$–	$825,317	$–

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Sitlika program	Generative	Other (including
	British Columbia	British Columbia	METC-BC)	Total

Exploration expenses for the year ended March 31, 2009
Assays and analysis	$462,881	$24,415	$109,053	$596,349
Drilling	806,590	–	–	806,590
Engineering	370,280	500	–	370,780
Environmental	14,847	–	628	15,475
Equipment rental	69,988	35,953	13,203	119,144
Freight	3,993	–	2,675	6,668
Geological	1,492,376	549,721	493,899	2,535,996
Graphics	6,004	10,008	2,845	18,857
Helicopter	582,325	–	18,170	600,495
Mineral Exploration Tax Credit (METC-BC)	–	–	(1,435,072)	(1,435,072)
Property fees and assessments	41,435	12,361	19,059	72,855
Property option payments	50,000	–	10,000	60,000
Site activities	353,582	40,378	95,714	489,674
Socioeconomic	835	1,895	–	2,730
Travel and accommodation	317,731	7,039	33,874	358,644
Incurred during fiscal 2008	4,572,867	682,270	(635,952)	4,619,185
Cumulative expenditures, March 31, 2008	2,224,904	2,782,485	12,442,185	17,449,574
Cumulative expenditures, March 31, 2009	$6,797,771	$3,464,755	$11,806,233	$22,068,759

Exploration expenses for the year ended March 31, 2008
Assays and analysis	$223,521	$23,113	$36,647	$283,281
Engineering	7,581	–	–	7,581
Equipment rental	56,066	11,993	15,874	83,933
Freight	16,732	–	1,850	18,582
Geological	982,004	296,571	442,918	1,721,493
Graphics	10,728	3,218	7,182	21,128
Helicopter	380,857	–	11,020	391,877
Property fees and assessments	51,393	2,528	13,568	67,489
Property option payments	50,000	–	10,000	60,000
Site activities	295,404	23,997	53,090	372,491
Travel and accommodation	30,441	2,844	5,799	39,084
Incurred during fiscal 2008	2,104,727	364,264	597,948	3,066,939
Cumulative expenditures, March 31, 2007	120,177	2,418,221	11,844,237	14,382,635
Cumulative expenditures, March 31, 2008	$2,224,904	$2,782,485	$12,442,185	$17,449,574

Exploration expenses for the year ended March 31, 2007
Assays and analysis	$18,632	$104,094	$39,703	$162,429
Equipment rental	–	11,022	14,673	25,695
Freight	206	221	1,695	2,122
Geological	55,727	351,613	228,530	635,870
Graphics	840	3,906	5,016	9,762
Helicopter	13,017	29,341	–	42,358
Property fees and assessments	1,510	703	16,618	18,831
Property option payments	25,000	–	–	25,000
Site activities	1,508	52,555	10,234	64,297
Travel and accommodation	3,737	17,284	25,675	46,696
Incurred during fiscal 2007	120,177	570,739	342,144	1,033,060
Cumulative expenditures, March 31, 2006	–	1,847,482	11,502,093	13,349,575
Cumulative expenditures, March 31, 2007	$120,177	$2,418,221	$11,844,237	$14,382,635

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars, and have been reconciled to the United States generally accepted accounting principles in note 11.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership.

All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Mineral property interests and relat ed asset retirement obligations

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are greater than the estimated fair market value, the unrecoverable portion is charged to operations in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company's discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected from the asset. If the carrying amount of the long-lived asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the same basis as the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company has no material asset retirement obligations as the disturbance at the exploration sites as at March 31, 2009 has been minimal.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Government assistance

Due to the uncertainty of approval associated with mineral exploration tax credits and other government grants for which the Company applies, government grants are recorded and credited to exploration expenses when the proceeds of these grants are actually received.

(e)	Share capital

Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(f)	Stock-based compensation

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for amortization of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(h)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates. Foreign exchange gains or losses are recognized in the statement of operations.

(i)	Segment disclosures

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties in British Columbia, Canada.

(j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Under the Canadian Income Tax Act, a company may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

(k)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

When the Company is in a net loss position, diluted loss per share is not presented separately as the effect of the outstanding options and warrants would be anti-dilutive.

(l)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(m)	Variable interest entities

An enterprise holding other than a voting interest in a variable interest entity ("VIE") could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. The Company does not have any VIE's.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(n)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

Effective April 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(i) Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income depending on the classification the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to April 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in income.

Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment, in which case gains and losses are recognized in other comprehensive income.

(ii)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders' equity, as well as its cash and equivalents and debt (if any), as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at March 31, 2009 are sufficient for its present needs, specifically to continue planned exploration and administrative operations over at least the next twelve months.

There were no changes to the Company's approach to capital management during the year of 2009. The Company is not subject to any externally imposed capital requirements as at March 31, 2009.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(iii)	Amendments to Section 1400 – Going Concern

CICA Handbook Section 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern (note 1).

(iv)	EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The Company had already adopted this standard and the adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(v)	EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, "Mining Exploration Costs" which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company's mineral properties.

(vi)	Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements issued on or after January 1, 2009. This standard has been applicable in the preparation of these financial statements and did not have a significant impact.

(b)	Accounting Standards Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company's March 31 fiscal year, the transition date for the Company is April 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements", and 1602 "Non-Controlling Interests" which superseded current sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

5.	EQUIPMENT

		Accumulated
	Cost	Amortization	Net Book Value
March 31, 2009
Site equipment	$44,057	$12,526	$31,531
Computers	30,607	8,047	22,560
Total	$74,664	$20,573	$54,091

March 31, 2008
Site equipment	$77,551	$57,182	$20,369
Computers	–	–	–
Total	$77,551	$57,182	$20,369

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

6.	MINERAL PROPERTY INTERESTS

The Company has recorded the following interest in royalties in currently non-producing properties at a nominal value on the balance sheet:

	March 31	March 31
	2009	2008
British Columbia, Canada
Iskut (note (6)(a)(v))	$1	$1
Witch (note (6)(a)(x))	1	1
Other
Ana, Yukon Territory (note (6)(b))	1	1
Mann Lake, Saskatchewan (note (6)(b))	1	1
Total	$4	$4

During the years ended March 31, 2009 and March 31, 2008, there were no changes in the Company’s mineral property interests. The details of the Company’s write off of mineral property interests for the year ended March 31, 2007 were as follows:

	Balance at	Written	Balance at
	March 31,	down	March 31,
Property Acquisition Costs	2006	during year	2007
British Columbia, Canada
Buck	$55,929	$(55,929)	$–
Nechako	42,500	(42,500)	–
Total	$98,429	$(98,429)	$–

(a)	British Columbia, Canada

(i) Tulox Property

The Tulox property, located in the Cariboo region and comprising 252 square kilometers, was acquired in stages by staking between 2005 to 2007.

Subsequent to March 31, 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox"), an unrelated British Columbia public company, whereby Tulox may acquire 50% interest in Tulox property (the "Property") for consideration of 1,600,000 of its common shares and by incurring $1,000,000 in expenditures on the Property. Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the Property. The agreement is subject to certain conditions including regulatory consent. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty following the commencement of commercial production on the Property. In addition, the Company receives a "back-in right" whereby the Company can acquire a 60%

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

interest in the Property by agreeing, within 90 days of preparation of pre-feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of "back-in right", the Company's entitlement to NSR will reduce to 1.2% from 3%.

(ii)	Peak Property

The Company entered into an agreement in July 2008 with a private arm's-length company for an exclusive option to acquire, over up to a three year period, the right to earn an undivided 100% interest in the Peak property. On October 31, 2008, the Company terminated the option agreement to acquire the Peak property.

During the year ended March 31, 2009, the Company paid $5,000 (2008 – $5,000; 2007– nil) in property option payments for the Peak property and recorded the payments as a property option expense.

(iii)	Pond Property

In April 2008, the Company entered into an agreement with a private arm's-length company for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% NSR, which the Company may acquire for $2,000,000. The effective date of the agreement is August 1, 2008. Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property prior to August 2012.

During the year ended March 31, 2009, the Company paid $5,000 (2008 – $5,000; 2007– nil) in property option payments for the Pond property and recorded the payments as a property option expense.

(iv)	Bodine Property

In November 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property ("Bodine"). Located approximately 110 kilometers northeast of Smithers, in the Omineca Mining Division in central British Columbia, the Bodine Property covers approximately 195 square kilometers.

The Company can acquire its interest in Bodine by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over four years. Bodine is subject to a 3% NSR, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be payable beginning from the fifth year of the agreement to the fifteenth year of the agreement.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

During the year ended March 31, 2009, the Company paid $50,000 in property option payments for Bodine (2008 – $50,000; 2007–$25,000) and recorded the payments as a property option expense.

(v)	Iskut Properties

The Company previously registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern British Columbia in 2005 and 2006. These properties comprised the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

During the year ended March 31, 2007, the Company concluded that no further work was warranted on these properties. In December 2006 the Company vended the AA property to an arm’s length party. The Company retains a 1.5% NSR on production from the property, 0.5% of which can be purchased by the arm’s length party for $1,000,000. This royalty has been recorded at a nominal value of $1.

(vi)	Sitlika Properties

The Company acquired by staking 100% interests in several mineral properties located in the Omineca, Cariboo and Clinton Mining Divisions of British Columbia, ranging in location from approximately 110 kilometers northeast of Smithers to approximately 35 kilometres southwest of Williams Lake. As of March 31, 2009, these properties included the Aspira, Equus, Huge East, Megamine, and Polymet claims and in total comprised 366 square kilometers.

(vii)	Pinchi Properties

As at March 31, 2009, the Company held a 100% interest in approximately 10 square kilometers of mineral claims located in Omineca Mining Division of British Columbia.

(viii)	Carbonate Zinc Properties

As at March 31, 2009, the Company held a 100% interest in mineral claims comprising approximately 105 square kilometers along a belt located approximately 130 kilometers north- northwest of McKenzie, BC.

(ix)	Rapid Property

In April 2008, the Company acquired by staking claims known as the Rapid Property, which covers approximately 383 square kilometers and is located 27 kilometers northeast of the Aspira Property (part of the Sitlika Properties) and 36 kilometers northwest of the town of Fort St. James.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(x) Other Properties

During the year ended March 31, 2007, the Company sold a 100% interest in three of the Chona claims, which were part of the Witch property, for proceeds of $500, subject to a 2.5% NSR. The purchaser may acquire this royalty from the Company for the sum of $1,000,000 per one-percent of the royalty. This royalty has been recorded at a nominal value of $1.

(b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

At March 31, 2009, the Company had 72,739,473 (2008 – 67,739,473) common shares issued and outstanding.

During the year ended March 31, 2008, the Company issued 4,440,000 flow-through common shares for proceeds of $2,442,000 pursuant to the exercise of share warrants. In accordance with certain provisions of the Income Tax Act (Canada) and the flow-through share agreements, the Company spent the total proceeds from this flow-through share issuance on eligible exploration expenses prior to December 31, 2008. The Company has renounced these expenses to the flow- through investors.

In December 2008, the Company arranged a private placement of 5,000,000 units (the "Units") at a price of $0.10 per Unit. Each Unit consisted of one flow-through common share and one non- flow-through warrant. Each warrant is exercisable to purchase one additional common share at a price of $0.10 for a 24 month period. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares on eligible exploration activities by December 31, 2009. Effective December 31, 2008, the Company renounced to the investors the eligible exploration expenses to be incurred with the proceeds from

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

this flow-through share issuance. As of March 31, 2009, approximately $250,000 of the proceeds from this flow-through share issuance remained to be spent.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

On July 17, 2008, the Company granted 1,828,200 options expiring July 19, 2011, at an exercise price of $0.70 to directors, employees and consultants. As at March 31, 2009, 528,360 options were vested (March 31, 2008 – nil).

The continuity of share purchase options for the year ended March 31, 2009 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2008	Granted	Exercised	Cancelled	2009
July 19, 2011	$0.70	–	1,828,200	–	(114,600)	1,713,600
Weighted average
exercise price		$–	$0.70	$–	$0.70	$0.70

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the year of 2009, and which have been reflected in the consolidated statements of operations, is as follows:

Transactions	Year ended March 31
	2009	2008	2007
Exploration
Engineering	$18,796	$–	$–
Environmental, socioeconomic and land	3,793	–	–
Geological	75,889	–	–
Exploration	98,478	–	–
Operations and administration	145,583	–	–
Total compensation cost recognized in
operations, credited to contributed surplus	$244,061	$–	$–

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

The assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Year ended March 31
	2009	2008	2007
Risk free interest rate	1.96%	–	–
Expected life	3 years	–	–
Expected volatility	83%	–	–
Expected dividends	nil	–	–

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2009 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2008	Issued	Exercised	Cancelled	2009
January 17, 2009	$0.55	5,700,000	–	–	5,700,000	–
February 9, 2011	$0.10	–	5,000,000	–	–	5,000,000
Total		5,700,000	5,000,000	–	5,700,000	5,000,000
Weighted average
exercise price		$0.55	$0.10	$–	$0.55	$0.10

The continuity of share purchase warrants for the year ended March 31, 2008 was:

Expiry date	Exercise	March 31			Expired/	March 31
	Price	2007	Issued	Exercised	Cancelled	2008
January 17, 2009	$0.55	10,490,000	–	4,790,000	–	5,700,000
Weighted average
exercise price		$0.55	$–	$0.55	$–	$0.55

(e)	Contributed surplus

The components of contributed surplus were:

	March 31	March 31
	2009	2008
Fair value of warrants	$982,110	$982,110
Cumulative stock-based compensation	1,136,978	892,917
Contributed surplus transferred to share capital relating to options
exercised	(405,096)	(405,096)
Balance, end of the year	$1,713,992	$1,469,931

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	March 31	March 31
	2009	2008
Hunter Dickinson Services Inc. (a)	$90,140	$(180,767)
Farallon Minera Mexicana (c)	$44,675	$–
Total	$134,815	$(180,767)

Transactions	Year ended March 31
	2009	2008	2007
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$2,658,528	$1,603,106	$884,888
Interest income on loan:
Rockwell Diamonds Inc. (b)	$–	$53,629	$192,877
Sale of equipment:
Farallon Minera Mexicana (c)	$32,679	$–	$–

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis.

(b)

Rockwell Diamonds Inc. ("Rockwell"), formerly named Rockwell Ventures Inc., is a public company with certain directors in common with the Company. In January 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note was calculated at a rate of 20% per annum, compounded quarterly. Interest was payable in common shares of Rockwell. In April 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing payment of interest on the 90-day promissory note.

In June 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499. A gain of $68,992 was recorded on the sale.

(c)

Farallon Minera Mexicana S.A. de C.V. ("FMM") is a subsidiary of Farallon Resources Ltd., a publicly traded company which has a director in common with the Company. During the year ended March 31, 2009, the Company sold some used equipment with a book value of $18,673 to FMM at market value, for US$30,800 ($32,679). This balance remains recoverable at March 31, 2009.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

9.	INCOME TAXES

As at March 31, 2009 and 2008, the estimated tax effects of the significant components within the Company's future income tax assets (liabilities) are as follow:

	March 31	March 31
	2009	2008
Future income tax assets (liabilities)
Resource pools	$2,532,000	$2,553,000
Loss carry forwards	593,000	1,024,000
Financing expenses	15,000	23,000
Equipment	5,000	–
Subtotal	3,145,000	3,600,000
Valuation allowance	(3,145,000)	(3,600,000)
Net future income tax asset	$–	$–

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	March 31	March 31
	2009	2008
Combined Canadian federal and provincial statutory rate	30.75%	33.47%

Income tax at statutory rates	$(1,571,000)	$(1,191,000)
Permanent differences	771,000	264,000
Tax rate differences	383,000	830,000
Adjustments of taxes of prior periods	872,000	–
Change in valuation allowance	(455,000)	97,000
	$–	$–

At March 31, 2009, the Company had non-capital losses available for Canadian income tax purposes totaling approximately $2.4 million (2008 – $3.9 million) expiring in various periods to 2029.

10.	FINANCIAL INSTRUMENTS

a)	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, amounts due to/from the related parties and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(i) Credit Risk

The Company's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments with major financial institutions and in federal government-backed treasury bills. The Company does not have any financial assets that are invested in asset backed commercial paper.

(ii) Liquidity Risk

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and cash equivalents. The Company's cash and equivalents are invested in business accounts, commercial paper and treasury bills, which are immediately available on demand for the Company's use.

The Company has sufficient cash and cash equivalents to meet commitments associated with its financial liabilities.

(iii) Price Risks

The significant price risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and a significant portion of its cash and cash equivalents are denominated in Canadian dollars ("CAD"). The Company is exposed to foreign exchange risk to the extent of exchange rate fluctuation and a resultant change in the value of its cash and cash equivalents held in US dollars ("USD") and Mexican pesos ("MXN").

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

The exposure of the Company's financial assets to foreign exchange risk is as follows:

	March 31	March 31
Expressed in CAD equivalents	2009	2008
Financial assets
United States dollars	$117,878	$946,129
Mexican pesos	37,072	40,235
Total financial assets	$154,950	$986,364

Substantially all of the Company's liabilities are denominated in Canadian dollars.

The Company currently does not engage in foreign currency hedging.

The following significant exchange rates applied during the year:

	2009	2008
Canadian dollars per United States dollar
Closing rate at December 31	1.2613	1.0265
Average rate during the year	1.1274	1.0322

Mexican Peso per Canadian dollar
Closing rate at December 31	11.227	10.341
Average rate during the year	10.641	10.556

Interest rate risk

The Company is subject to interest rate price risk with respect to its investments in cash equivalents. In order to The Company's policy is to invest cash in fixed rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Changes in market interest rates have a direct effect on the fair value of cash equivalents.

Market risk

The Company is not subject to interest rate price risk with respect to any of its financial instruments.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with the generally accepted accounting principles in United States of America ("US GAAP"). However, the differences between Canadian GAAP and US GAAP do not have material impact on the consolidated balance sheet as at March 31, 2009 and 2008 and in the consolidated statements of loss, comprehensive loss and deficit, and the consolidated statement of cash flows for the years ended March 31, 2009, 2008 and 2007.

(a)	Mineral property costs

The Company's policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that there are no differences between US and Canadian GAAP with respect to mineral property costs in these consolidated financial statements.

(b)	Stock-based compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123(R) requires the Company to estimate future forfeitures. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP. The Company believes that the effect of estimated forfeiture rate is not material.

(c)	Income Taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) - Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (Accounting for Income Taxes) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

Under US GAAP effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognized the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Fin 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company's consolidated financial position or results of operations.

(d)	Amounts receivable and prepaid expenses comprise:

	As at March 31	As at March 31
	2009	2008
GST receivable	$10,643	$181,300
Prepaid expenses	21,931	19,785
Advances and other	102,302	48,167
	$134,876	$249,252

(e)	Accounts payable and accrued liabilities comprise:

	As at March 31	As at March 31
	2009	2008
Trade payables	$8,339	$19,377
Accrued liabilities	25,000	25,000
	$33,339	$44,377

(h)	Impact of recently adopted United States accounting pronouncements:

(i)

Statement of Financial Accounting Standards (“SFAS”) No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. The adoption of this statement by the Company during the year ended March 31, 2009 did not result in a material impact on its consolidated financial statements.

	(ii)	SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities –

Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. The Company adopted this statement during the year ended March 31, 2009 and has indicated those financial instruments that are measured at fair value in note 10.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

(iii)

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. As the Company currently does not engage in hedging activities or derivative financial instruments, the adoption of FASB No. 161 did not result in addition financial statement disclosure.

(iv)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new statement identifies the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles (GAAP). SFAS No. 162 became effective on November 13, 2008 and did not result in a material impact on the Company's consolidated financial position or results of operations.

(i)	United States accounting pronouncements to be adopted.

(i)

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non-controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for the Company’s 2010 fiscal year, except for the presentation and disclosure requirements, which will be applied retroactively.

(ii)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. It expands the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. SFAS 141(R) also establishes

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2009, 2008, and 2007
(Expressed in Canadian Dollars, unless otherwise stated)

disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for the Company’s 2010 fiscal year. Therefore, the Company will apply SFAS 141(R) prospectively to all business combinations subsequent to March 31, 2009.

(iii)

In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"). FSP SFAS 157-2 delays the effective date of SFAS No. 157, "Fair Value Measurements" ("SFAS 157") to fiscal years beginning after November 15, 2008 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As a result of adoption of FSP SFAS 157-2, the Company will adopt SFAS 157 for non financial assets and non financial liabilities in fiscal 2010. Although the Company will continue to evaluate the application of SFAS 157 to non financial assets and nonfinancial liabilities, the Company does not expect the adoption of SFAS 157 with respect to non financial assets and non financial liabilities will have a material impact on its consolidated results of operations, cash flows or financial position.

(iv)

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for the Company’s 2009 fiscal year. The Company is currently reviewing the provisions of this standard but does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its consolidated results of operations, cash flows or financial position

(v)

In June 2008, the FASB issued EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities" and/or EITF 00-19, "Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". EITF 07-5 is effective for financial statements issued for the Company’s 2009 fiscal year not permitted. The Company is currently reviewing the provisions of this standard but does not expect the adoption of EITF 07-5 to have a material effect on its consolidated results of operations, cash flows or financial position.